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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 25)*

CDI Corp.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

125071 1 00

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Walter R. Garrison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power 1,483,780

Number of	6.	Shared Voting Power 29,900
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 1,483,780
Reporting
Person
With:	8.	Shared Dispositive Power 29,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,513,680

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

11.	Percent of Class Represented by Amount In Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G FILED BY Walter G. Garrison PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

Item 1(a). Name of Issuer:

     CDI Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768

Item 2(a). Name of Person Filing:

     Walter R. Garrison

Item 2(b). Address of Principal Business Office or, if none, Residence

     800 Manchester Avenue, 3rd Floor, Media, PA 19063

Item 2(c). Citizenship:

     United States of America

Item 2(d). Title of Class of Securities:

     Common Stock, $0.10 par value

Item 2(e). CUSIP Number:

     125071 10 0

Item 3.:

     Not Applicable

Item 4. Ownership:

     As of December 31, 2003:

     (a) Amount Beneficially Owned: 1,513,680 shares

     (b) Percent of Class: 7.7%

     (c) Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 1,483,780 shares

(ii)	shared power to vote or direct to vote: 29,900 shares

(iii)	sole power to dispose or direct the disposition of: same shares as 4(c)(i) above

(iv)	shared power to dispose of: same shares as 4(c)(ii) above.

Item 5. Ownership of Five Percent or Less of a Class:

     Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

     Not applicable

Item 8. Identification and Classification of Members of the Group:

     Not applicable

Item 9. Notice of Dissolution of Group:

     Not applicable

Item 10. Certifications:

     Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2004
Date

WALTER R. GARRISON
Signature

Walter R. Garrison
Name/Title